SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Supplemental Notice of Extraordinary General Meeting;

99.2	Supplemental Circular to Shareholders relating to Election of Independent Non-Executive Director and Supplemental Notice of Extraordinary General Meeting;

99.3	Revised Form of Proxy for the First Extraordinary General Meeting for 2017; and

99.4	Proposed Election of Independent Non-executive Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 19, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

This notice is supplemental to the notice of extraordinary general meeting (the “EGM Notice”) published on 15 June 2017 by Sinopec Shanghai Petrochemical Company Limited (the “Company”) to convene the first extraordinary general meeting for 2017 (the “EGM”) at North Building, Jinshan Hotel, No. 1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 2 August 2017 at 2:00 p.m..

Details of the proposed resolution to be considered at the EGM were set out in the EGM Notice. Unless otherwise defined, terms defined herein shall have the same meanings as those defined in the circular of the Company dated 19 July 2017. Apart from the amendments set out below, all the information contained in the EGM Notice remains valid and effective.

Due to the matters set out in the supplemental circular of the Company dated 19 July 2017, the following resolution shall be added to the EGM Notice as additional resolution numbered 2:

ORDINARY RESOLUTION

(2)	The election of Ms. Li Yuanqin as an independent non-executive director of the Ninth Session of the Board

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 19 July 2017

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Jin Qiang, Guo Xiaojun and Zhou Meiyun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Zhang Yimin, Liu Yunhong, Du Weifeng and Pan Fei.

Notes:

(1)	Please refer to the EGM Notice for details of the other special resolution to be considered and approved at the EGM, closure of register of members, qualification of the shareholders for attending the EGM, registration procedures for attending the EGM and other relevant matters.

(2)	Since the initial proxy form (the “Initial Proxy Form”) which was sent together with the EGM Notice does not contain resolution (2) above, a revised proxy form (the “Revised Proxy Form”) is sent together with this supplemental notice. Any shareholder who intends to appoint a proxy to attend the EGM and has not lodged the Initial Proxy Form is required to complete and lodge the enclosed Revised Proxy Form in accordance with the instructions stated thereon and lodging of the Initial Proxy Form is not required. If a shareholder has already returned the Initial Proxy Form in accordance with the instructions printed thereon, he/she should not that:

(a)	If no Revised Proxy Form is returned by the shareholder in accordance with the instructions stated thereon, the Initial Proxy Form will be treated as a valid proxy form lodged by the shareholder if duly completed. The proxy(ies) appointed under the Initial Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM (including resolution (2) above).

(b)	If the Revised Proxy Form is lodged not less than 24 hours before the time for holding the EGM in accordance with the instructions stated thereon, the Revised Proxy Form, whether duly completed or not, will revoke and supersede the Initial Proxy Form previously lodged by the shareholder. The Revised Proxy Form will be treated as a valid form of proxy if duly completed.

(c)	If the Revised Proxy Form is lodged within 24 hours before the time for holding the EGM, it will be deemed invalid. It will not revoke the Initial Proxy Form previously lodged by the shareholder. The Initial Proxy Form will be treated as a valid proxy form lodged by the shareholder if duly completed. The proxy(ies) appointed under the Initial Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM (including resolution (2) above).

Completion and return of the Initial Proxy Form and/or the Revised Proxy Form will not preclude you from attending and voting in person at the EGM or any adjournment thereof. Shareholders who have appointed or intend to appoint proxy(ies) to attend the EGM are requested to pay attention to the special arrangements set out above.

Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

(A joint stock limited company incorporated in the People’s Republic of China)

SUPPLEMENTAL CIRCULAR TO SHAREHOLDERS

RELATING TO ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

This supplemental circular should be read together with the circular issued by the Company to the shareholders of the Company dated 29 June 2017 (the “Circular”) and the notice dated 15 June 2017 convening an extraordinary general meeting of the Company to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 2 August 2017 at 2:00 p.m. (the “EGM”). A supplemental notice of the EGM is set out on pages 6 to 7 of this supplemental circular. A revised form of proxy (the “Revised Proxy Form”) is also enclosed with this supplemental circular for use at the EGM.

The form of proxy despatched on 15 June 2017 is superseded by the Revised Proxy Form enclosed herewith. Whether or not you are able to attend the EGM in person, you should complete and return the enclosed Revised Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the Revised Proxy Form will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) if you so wish.

19 July 2017

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions shall have the following meanings:

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Director(s)”	the director( s) of the Company, including independent non-executive Directors

“EGM”	the first extraordinary general meeting for 2017 of the company to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 2 August 2017 at 2:00 p.m.

“EGM Notice”	the notice dated 15 June 2017 convening the EGM

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Latest Practicable Date”	18 July 2017, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Revised Proxy Form”	the revised proxy form applicable for the EGM accompanying this circular and published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk)

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

Executive Directors:	Registered Office:
Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Jin Qiang
Guo Xiaojun Zhou Meiyun	Principal Place of Business in Hong Kong:

Room 605 Island Place Tower
Non-executive Directors:
Lei Dianwu	510 King’s Road
Mo Zhenglin	Hong Kong

Independent non-executive Directors:
Zhang Yimin
Liu Yunhong
Du Weifeng
Pan Fei
19 July 2017
To the H Shareholders

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR TO SHAREHOLDERS

RELATING TO ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

SUPPLEMENTARY NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

This supplemental circular should be read together with the circular issued by the Company to the shareholders of the Company dated 29 June 2017 (the “Circular”) and the notice dated 15 June 2017 convening an extraordinary general meeting of the Company to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 2 August 2017 at 2:00 p.m. (the “EGM”).

LETTER FROM THE BOARD

The purpose of this supplemental circular is to provide you with further information relating to the election of Director and the Revised Proxy Form and to give you a supplemental notice of the EGM, which is set out on pages 6 to 7 of this supplemental circular.

II.	ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Reference is made to the announcement dated 7 July 2017 (the “Announcement”) in relation to the resignation of Mr. Pan Fei (“Mr. Pan”) from his position as an independent non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee of the Company. The resignation of Mr. Pan will lead the Board to have less than the minimum proportion of independent non-executive directors required by the Articles of Association and so Mr. Pan’s resignation will only become effective after a new Director has been appointed to fill the vacancy in accordance with the Articles of Association. At the EGM, an ordinary resolution will be proposed to elect Ms. Li Yuanqin (“Ms. Li”) as an independent non-executive Director. It is believed that Ms. Li possesses the relevant experience and qualifications required of an independent non-executive director of a listed company and that she should be elected. Ms. Li is considered to be independent having considered the factors set out in Rule 3.13 of the Hong Kong Listing Rules. The biography of Ms. Li Yuanqin proposed for election at the EGM is set out in Appendix I to this supplemental circular.

III.	SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND REVISED PROXY FORM

As a result of the proposed election of Ms. Li Yuanqin at the EGM subsequent to the despatch of the EGM Notice and the form of proxy (the “Initial Proxy Form”) on 15 June 2017 and the Circular on 29 June 2017, a supplemental notice of EGM is set out on pages 6 to 7 of this supplemental circular and a revised form of proxy (the “Revised Proxy Form”) is also enclosed with this supplemental circular.

Whether or not you are able to attend the EGM, you should complete and return the enclosed Revised Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

Special arrangements about completion and submission of the Revised Proxy Form are set out in the supplemental notice of EGM. Shareholders who have appointed or intended to appoint proxy(ies) to attend the EGM are requested to pay particular attention to the special arrangements set out therein.

Completion and return of the Initial Proxy Form and/or the Revised Proxy Form will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be).

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

IV.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

V.	RECOMMENDATION

In addition to the recommendation contained in the Circular, the Directors also consider that the proposed election of Ms. Li Yuanqin as an independent non-executive Director as set out in this supplemental circular is in the best interests of the Company and the Shareholders as a whole. The Directors (including the independent non-executive directors) recommend that the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Your attention is also drawn to the additional information set out in the appendix to this supplemental circular.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun
Joint Company Secretary

APPENDIX I	DETAILS OF INDEPENDENT NON-EXECUTIVE
DIRECTOR PROPOSED FOR ELECTION

The biography of Ms. Li Yuanqin proposed to be elected at the EGM is set out below:

Ms. Li Yuanqin, aged 44, is currently the associate professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently the independent director of Shanghai New World Co., Ltd (listed on the Shanghai Stock Exchange, stock code: 600628). She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University. From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. She has been the associate professor of the School of Management at Shanghai University since September 2009 and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants.

Save as disclosed above, Ms. Li (i) does not and did not hold any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) does not have relationships with any Director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and (iii) does not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Ms. Li has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has she been sanctioned by any stock exchange.

The resolution in respect of election of Ms. Li will be proposed at the EGM. If the resolution is approved at the EGM, Ms. Li will enter into a director’s service contract with the Company on or around the date of the EGM. The term of office will begin on the date of passing of the resolution at the EGM and expire in June 2020. The allowance for Ms. Li will be implemented in accordance with the “Remuneration System for Independent Directors” as amended at the Company’s 2007 annual general meeting.

Save as disclosed above, the Company is not aware of any information in respect of Ms. Li that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, nor was the Company aware of any matters that need to be brought to the attention of the Shareholders.

SUPPLEMENTAL NOTICE OF EGM

(A joint stock limited company incorporated in the People’s Republic of China)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

This notice is supplemental to the notice of extraordinary general meeting (the “EGM Notice”) published on 15 June 2017 by Sinopec Shanghai Petrochemical Company Limited (the “Company”) to convene the first extraordinary general meeting for 2017 (the “EGM”) at North Building, Jinshan Hotel, No. 1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 2 August 2017 at 2:00 p.m..

Details of the proposed resolution to be considered at the EGM were set out in the EGM Notice. Unless otherwise defined, terms defined herein shall have the same meanings as those defined in the circular of the Company dated 19 July 2017. Apart from the amendments set out below, all the information contained in the EGM Notice remains valid and effective.

Due to the matters set out in the supplemental circular of the Company dated 19 July 2017, the following resolution shall be added to the EGM Notice as additional resolution numbered 2:

ORDINARY RESOLUTION

(2)	The election of Ms. Li Yuanqin as an independent non-executive director of the Ninth Session of the Board

By order of the Board
Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 19 July 2017

SUPPLEMENTAL NOTICE OF EGM

Notes:

(1)	Please refer to the EGM Notice for details of the other special resolution to be considered and approved at the EGM, closure of register of members, qualification of the shareholders for attending the EGM, registration procedures for attending the EGM and other relevant matters.

(2)	Since the initial proxy form (the “Initial Proxy Form”) which was sent together with the EGM Notice does not contain resolution (2) above, a revised proxy form (the “Revised Proxy Form”) is sent together with this supplemental notice. Any shareholder who intends to appoint a proxy to attend the EGM and has not lodged the Initial Proxy Form is required to complete and lodge the enclosed Revised Proxy Form in accordance with the instructions stated thereon and lodging of the Initial Proxy Form is not required. If a shareholder has already returned the Initial Proxy Form in accordance with the instructions printed thereon, he/she should not that:

(a)	If no Revised Proxy Form is returned by the shareholder in accordance with the instructions stated thereon, the Initial Proxy Form will be treated as a valid proxy form lodged by the shareholder if duly completed. The proxy(ies) appointed under the Initial Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM (including resolution (2) above).

(b)	If the Revised Proxy Form is lodged not less than 24 hours before the time for holding the EGM in accordance with the instructions stated thereon, the Revised Proxy Form, whether duly completed or not, will revoke and supersede the Initial Proxy Form previously lodged by the shareholder. The Revised Proxy Form will be treated as a valid form of proxy if duly completed.

(c)	If the Revised Proxy Form is lodged within 24 hours before the time for holding the EGM, it will be deemed invalid. It will not revoke the Initial Proxy Form previously lodged by the shareholder. The Initial Proxy Form will be treated as a valid proxy form lodged by the shareholder if duly completed. The proxy(ies) appointed under the Initial Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM (including resolution (2) above).

Completion and return of the Initial Proxy Form and/or the Revised Proxy Form will not preclude you from attending and voting in person at the EGM or any adjournment thereof. Shareholders who have appointed or intend to appoint proxy(ies) to attend the EGM are requested to pay attention to the special arrangements set out above.

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

Revised Form of Proxy for the First Extraordinary General Meeting for 2017

Number of shares relevant to this form of proxy                                                                           (Note 1) I/We                                                                       (Note 2) of address/identity card number and shareholder number                                                                                                            being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                                                   A shares/                                                                   H shares (Note 3) of the Company hereby appoint the Chairman of the first extraordinary general meeting for 2017 (the “EGM”)/                              (Note 4) as my/our proxy to attend the EGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 2:00 p.m. on Wednesday, 2 August 2017 to vote on the following resolution as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Special Resolution		For (Note 5)	Against (Note 5)
1	The amendments to the articles of association of the Company as proposed by the Board, and authorize the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including wording amendments as requested by the regulatory authorities).
Ordinary Resolution		For (Note 5)	Against (Note 5)
2	The election of Ms. Li Yuanqin as an independent non-executive director of the Ninth Session of the Board.

Date: 2017	Signature: (Note 6)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).
2.	Holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.
3.	Please fill in the number of shares registered in your name(s).
4.	Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/ her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the EGM” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the EGM in person.
5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.
6.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized. If this form of proxy is signed by your proxy, it must be notarized.
7.	Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM.

Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM.

8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.
9.	In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

Proposed Election of Independent Non-executive Director

Sinopec Shanghai Petrochemical Company Limited (the “Company”) received a letter on 18 July 2017 from China Petroleum & Chemical Corporation, the controlling shareholder of the Company, regarding a request to add an additional resolution to the first extraordinary general meeting of the Company in 2017 (the “EGM”) which proposes Ms. Li Yuanqin (“Ms. Li”) to be elected as an independent non-executive director of the Ninth Session of the Board of Directors of the Company.

The biography of Ms. Li is set out below:

Li Yuanqin, aged 44, is currently the associate professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently the independent director of Shanghai New World Co., Ltd (listed on Shanghai Stock Exchange, stock code: 600628). She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University. From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. She has been the associate professor of the School of Management at Shanghai University since September 2009 and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants.

Save as disclosed above, Ms. Li (i) does not and did not hold any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company and (iii) does not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Ms. Li has not faced any disciplinary action by the CSRC or other relevant authorities, nor has been sanctioned by any stock exchange.

The resolution in respect of the election of Ms. Li will be proposed at the EGM. If the resolution is approved at the EGM, Ms. Li will enter into a director’s service contract with the Company on or around the date of the EGM. The term of office will begin on the date of passing of the resolution at the EGM and expire in June 2020. The allowances for Ms. Li will be implemented in accordance with the “Remuneration System for Independent Directors” as amended at the Company’s 2007 annual general meeting.

Save as disclosed above, the Company is not aware of any information in respect of Ms. Li that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Listing Rules, nor was the Company aware of any matters that need to be brought to the attention of the shareholders.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 19 July 2017